Exhibit (a)(5)(xxxiv)

FRANCIS M. GREGOREK (144785)
gregorek@whafh.com
BETSY C. MANIFOLD (182450)
manifold@whafh.com
RACHELE R. RICKERT (190634)
rickert@whafh.com
WOLF HALDENSTEIN ADLER
   FREEMAN & HERZ LLP
Symphony Towers
750 B Street, Suite 2770
San Diego, CA 92101
Telephone: 619/239-4599
Facsimile: 619/234-4599

Attorneys for Plaintiff
UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA
SAN JOSE DIVISION

ARNOLD WANDEL, individually and on behalf of all others similarly situated,	) )	CV 08 3543
)
Plaintiff,	)
)
v.	)
)
HERBERT W. BOYER, Ph.D., WILLIAM M. BURNS, ERICH HUNZIKER, Ph.D., JONATHAN K.C. KNOWLES, Ph.D., ARTHUR D. LEVINSON, Ph.D., DEBRA L. REED, CHARLES A. SANDERS, M.D., GENENTECH, INC., and ROCHE HOLDING AG,
	) ) ) ) ) ) )	STOCKHOLDER’S CLASS ACTION COMPLAINT
)
Defendants.	)	JURY TRIAL DEMANDED
)
STOCKHOLDER’S CLASS ACTION COMPLAINT

     Plaintiff Arnold Wandel, by his attorneys, alleges upon information and belief (said information and belief being based, in part, upon the investigation conducted by and through undersigned counsel), except with respect to plaintiff’s ownership of Genentech, Inc. (“Genentech” or the “Company”) common stock, and plaintiff’s suitability to serve as class representative, which is alleged upon personal knowledge, as follows:
NATURE OF THE ACTION
     1. Plaintiff brings this action individually and as a class action on behalf of all persons, other than defendants, who own the securities of Genentech and who are similarly situated, seeking compensatory damages and injunctive relief arising from the proposed transaction described below (the “Class”). Alternatively, in the event that the proposed transaction is consummated, plaintiff seeks to recover damages caused by the breach of fiduciary duties owed by the Director Defendants (as defined below). The proposed transaction and the acts of the Director Defendants, as more particularly alleged herein, constitute a breach of defendants’ fiduciary duties to plaintiff and the Class and a violation of applicable legal standards governing the defendants herein.
     2. This action arises from breaches of fiduciary duties in connection with a proposal by Roche Holding AG (“Roche”), a subsidiary of F. Hoffmann-La Roche Ltd, the world’s largest producer of medications to treat cancer and leader in the field of molecular diagnostics, to buy all outstanding shares of Genentech, a company on the cutting edge of gene-based therapies. Roche is the majority shareholder of Genentech, having acquired approximately 56 percent of the Company’s outstanding stock in the early 1990s, and on July 21, 2008 announced an offer to buy the remaining outstanding shares of Genentech for $89 per share in cash (the “Proposed Transaction”). This represents a total equity value of approximately $43.7 billion.
     3. As the negative market reaction to the offer reflects, see infra ¶¶42-51, the consideration offered in the Proposed Transaction is grossly inadequate. Indeed, the Proposed Transaction consideration represents a paltry 8.8 percent premium to Genentech’s share price for the previous market day. This is even more striking since the average premium in similar recent transactions is approximately 63 percent. As noted above, Roche owns approximately 56% of

STOCKHOLDER’S CLASS ACTION COMPLAINT

Genentech and has nominated three of its current directors. As a controlling shareholder Roche exerts considerable influence and/or control over the Genentech Board and therefore owes Genentech public shareholders a duty of entire fairness with respect to price and process when offering to acquire the remainder of the company.
     4. Defendants have publicly stated that they intend to consider the Roche proposal, suggesting that the offer will likely be accepted. This would essentially make the Proposed Transaction a fait accompli, due to Roche’s influence and control over the Board as well an agreement between Roche and Genentech which allows a non-Roche shareholder vote in opposition to a proposed transaction to be overridden by the decision of a pair of investment bankers. See infra ¶¶55-56. Plaintiff alleges that he and the other public shareholders of Genentech common stock are entitled to enjoin the Proposed Transaction or, alternatively, to recover damages in the event that the Proposed Transaction is consummated. The Proposed Transaction does not provide for adequate value for Genentech shareholders. Under the circumstances and facts of the Proposed Transaction, the decision of the Director Defendants (as defined below), who constitute Genentech’s board of directors, to consider the proposed transaction, rather than immediately reject it, constitutes a sham and breach of their fiduciary duties to plaintiff and other Genentech shareholders.
JURISDICTION AND VENUE
     5. This Court has jurisdiction pursuant to 28 U.S.C. §1332(a)(2) in that plaintiff and defendants are citizens of different states and the matter in controversy exceeds the jurisdictional amount of $75,000, exclusive of interest and costs. In addition, this court has supplemental jurisdiction under 28 U.S.C. §1367(a). This action is not a collusive action designed to confer jurisdiction on a court of the United States that it would not otherwise have.
     6. Venue is proper in this District pursuant to 28 U.S.C. §1391(a)(2) because Defendant Genentech is headquartered in this District and a substantial portion of the transaction and occurrences complained of herein, including the Defendant’s primary participation in the wrongful acts detailed herein, occurred in this District. In addition, one or more of the defendants either resides in or maintains executive offices in this district.

STOCKHOLDER’S CLASS ACTION COMPLAINT

PARTIES
     7. Plaintiff Arnold Wandel, resident of the state of New York, has been an owner of shares of defendant Genentech common stock at all relevant times described herein.
     8. Defendant Genentech is a Delaware corporation headquartered at 1 DNA Way, South San Francisco, California 94080-4990. Genentech is a leading biotechnology company that discovers, develops, manufactures, and commercializes pharmaceutical products to treat patients with significant unmet medical needs. The Company commercializes multiple biotechnology products and also receives royalties from companies that are licensed to market products based on its technology.
     9. Under Genentech’s bylaws, Roche is entitled to representation on the Company’s Board proportional to its ownership interest in Genentech. Roche is entitled to have a number of directors equal to its percentage ownership times the total number of directors, rounded up to the next whole number if Roche’s ownership interest is greater than 50% and rounded down if it is less than or equal to 50%.
     10. Defendant Roche, a subsidiary of F. Hoffmann-La Roche Ltd, is headquartered at Grenzacherstrasse 124, CH-4070, Basel, Switzerland 4002. Roche produces pharmaceuticals, vitamins, fine chemicals, diagnostic products, fragrances, and flavors. Its pharmaceuticals, which account for the majority of the company’s total sales, treat infectious, cardiovascular, inflammatory, and autoimmune diseases, among others. Its Rocephin ranks as the best-selling injectable antibiotic worldwide.
     11. Defendant Herbert W. Boyer, Ph.D. is the retired co-founder of Genentech and Professor Emeritus of Biochemistry and Biophysics at University of California at San Francisco. He has served as a director of the Company since 1976.
     12. Defendant William M. Burns is Chief Executive Officer of the Pharmaceuticals Division and Member of the Corporate Executive Committee, The Roche Group. He has served as a director of the Company since 2004. Pursuant to the affiliation agreement between Genentech and Roche, Mr. Burns is a designee of Roche. He is not an independent director.

STOCKHOLDER’S CLASS ACTION COMPLAINT

     13. Defendant Erich Hunziker, Ph.D. is Chief Financial Officer and Deputy Head of the Corporate Executive Committee, The Roche Group. He has served as a director of the Company since 2004. Pursuant to the affiliation agreement between Genentech and Roche, Dr. Hunziker is a designee of Roche. He is not an independent director.
     14. Defendant Jonathan K.C. Knowles, Ph.D., is head of Global Research and Member of the Corporate Executive Committee, The Roche Group. He has served as a director of the Company since 1998. Pursuant to the affiliation agreement between Genentech and Roche, Dr. Knowles is a designee of Roche. He is not an independent director.
     15. Defendant Arthur D. Levinson, Ph.D., is Chairman and Chief Executive Officer of Genentech. He has served as a director of the Company since 1995.
     16. Defendant Debra L. Reed is President and Chief Executive Officer of San Diego Gas & Electric and Southern California Gas Co. She has served as director of the Company since 2005.
     17. Defendant Charles A. Sanders, M.D., is retired Chairman and Chief Executive Officer of Glaxo, Inc. and serves as Lead Director of Genentech. He has served as a director of the Company since 1999.
     18. The individual directors of Genentech described in paragraphs 11 to 17 are collectively referred to herein as the “Director Defendants.”
     19. The Director Defendants owe fiduciary duties including good faith, loyalty, fair dealing, due care, and candor, to Genentech and its shareholders.
     20. The Director Defendants, by reason of their corporate directorships and/or executive positions, are fiduciaries to and for the Company’s stockholders, which fiduciary relationship requires them to exercise their best judgment, and to act in a prudent manner and in the best interests of the Company’s stockholders.
     21. Each Director Defendant herein is sued individually, as a conspirator and aider and abettor, as well as in their capacity as an officer and/or director of the Company, and the liability of each arises from the fact that he or she has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

STOCKHOLDER’S CLASS ACTION COMPLAINT

CLASS ACTION ALLEGATIONS
     22. Plaintiff brings this action individually and as a class action on behalf of all persons, other than defendants, who own the securities of Genentech and who are similarly situated for compensatory damages and injunctive relief arising from the Proposed Transaction described below.
     23. This action is properly maintainable as a class action for the following reasons:
          a. The Class of shareholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. According to the Form 10-Q the Company filed with the SEC on May 7, 2008, there were 1,050,891,782 shares of the registrant’s common stock outstanding as of April 30, 2008. Upon information and belief, Genentech common stock is owned by thousands of shareholders of record scattered throughout the United States.
          b. A class action is superior to other methods for the fair and efficient adjudication of the claims asserted herein, and no unusual difficulties are likely to be encountered in the management of this action as a class action. The likelihood of individual Class members prosecuting separate claims is remote.
          c. There are questions of law and fact which are common to members of the Class and which predominate over any questions affecting any individual members. The common questions include, inter alia, the following:
               i. Whether one or more of the defendants has engaged in a plan and scheme to enrich themselves at the expense of Genentech public stockholders;
               ii. Whether the Director Defendants have breached their fiduciary duties owed by them to plaintiff and members of the Class, and/or have aided and abetted in such breach, by virtue of their participation and/or acquiescence and by their other conduct complained of herein;
               iii. Whether defendants have failed to fully disclose the true value of Genentech assets and earning power and the future financial benefits which Roche will obtain from the completion of the Proposed Transaction;

STOCKHOLDER’S CLASS ACTION COMPLAINT

               iv. Whether the Director Defendants have wrongfully failed and refused to seek a purchase of Genentech at the highest possible price and, instead, have sought to chill potential offers and allow the valuable assets of Genentech to be acquired by Roche at an unfair and inadequate price;
               v. Whether Roche has induced or aided and abetted breaches of fiduciary duty by members of Genentech’s board of directors, especially Director Defendants Burns, Hunziker and Knowles;
               vi. Whether plaintiff and the other members of the Class will be irreparably damaged by the Proposed Transaction; and
               vii. Whether defendants have breached or aided and abetted the breaches of the fiduciary and other common law duties owed by them to plaintiff and the other members of the Class.
     24. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the other members of the Class and plaintiff has the same interest as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.
     25. Plaintiff anticipates that there will not be any difficulty in the management of this litigation.
     26. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this action.
SUBSTANTIVE ALLEGATIONS
     Background to the Proposed Transaction
     27. In the early 1990s, Swiss pharmaceutical company Roche purchased a controlling stake in Genentech. As of July 21, 2008, Roche owned 56% of Genentech, representing an equity market value of nearly $86 billion.
     28. The investment by Roche in Genentech was widely considered one of the best strategic investments in the drug industry’s recent history.

STOCKHOLDER’S CLASS ACTION COMPLAINT

     29. According to the July 21, 2008, online edition of The Wall Street Journal, “[i]t gave Genentech the wherewithal to finance its drug-development program without worrying about disappointing Wall Street analysts and fickle investors with erratic quarterly earnings. For Roche, it offered a promising pipeline of drugs in development and control of one of the leaders in the genetics and biotechnology revolutions.”1
     30. Roche left Genentech to be run as a separate entity, because it reportedly did not want to interfere with the “innovative spirit that had made the smaller company such a promising catch. That arms-length relationship has paid off for both parties.” Id.
     31. Nevertheless, Roche is now very dependent on Genentech’s stable of proven and safe cancer drugs for both revenues and profits. Indeed, “drugs developed by Genentech contributed nearly a third of Roche’s total sales of 46.1 billion Swiss francs, or about $45 billion, in 2007.” Id. Roche already consolidates Genentech’s sales in its profit-and-loss statements.
     32. Many of Genentech’s products enjoy little to no competition and this near monopoly status allows the Company to charge very high prices and garner extremely high profits.
     33. The years subsequent to Roche’s investment in Genentech have seen Genentech bring to market important medicines earning it sales of more than $1 billion a year. These drugs include Avastin®, Rituxan® and Herceptin® for the treatment of various forms of cancer. 2007 sales of Avastin® and Rituxan® both topped $2 billion world-wide. As part of the two companies’ arrangement, Genentech sells the drugs inside the U.S. and Roche outside the U.S. Id.
     The Company’s prior two earnings results have been extremely strong. For example, the Company’s first quarter 2008 results demonstrated strong sales, especially for Avastin®, Rituxan®, and Herceptin®:

[1]	See http://online.wsj.com/article/SB121661650573769807.html?mod=hps_us_whats_news.

STOCKHOLDER’S CLASS ACTION COMPLAINT

Total Product Sales
(In millions)

	Three Months
	Ended March 31,
	2008	2007	% Change
Net U.S. product sales
Avastin®	$600	$533	13%
Rituxan®	605	535	13
Herceptin®	339	311	9
Lucentis®	198	211	(6)
Xolair®	117	111	5
Tarceva®	111	102	9
Nutropin® products	84	91	(8)
Thrombolytics®	67	68	(1)
Pulmozyme®	57	52	10
Raptiva®	26	24	8

Total U.S. product sales(1)	2,205	2,037	8

Net product sales to collaborators	174	292	(40)

Total product sales	$2,379	$2,329	2

     34. As of March 31, 2008, the Company enjoyed substantial assets and nearly no material liabilities:

	March 31, 2008		December 31, 2007
	Assets	Liabilities	Assets	Liabilities
Cash and cash equivalents	$3,283	$—	$2,514	$—
Restricted cash	788	—	788	—
Short-term investments	1,574	—	1,461	—
Long-term marketable debt securities	1,785	—	1,674	—

Total fixed income investment portfolio	$7,430	—	$6,437	—

Long-term marketable equity securities	416	—	416	—
Total derivative financial instruments	32	130	30	19

Total	$7,878	$130	$6,883	$19

     35. More recently, on July 14, 2008, the Company released results for the second quarter 2008. Genentech raised its 2008 forecast as Avastin® gained from the new use in the treatment of breast cancer. Genentech had said second-quarter profit rose 4.7% and revenue increased 8% to $3.2 billion, led by U.S. sales of Avastin®.
     36. Avastin®, first approved in 2004 for colon cancer and for lung malignancies two years later, is being studied against 20 tumor types worldwide. Again, the Company reported

STOCKHOLDER’S CLASS ACTION COMPLAINT

strong sales figures for its signature medications:

	Three Months
	Ended June 30,		%
	2008	2007	Change
Rituxan®	$651	$582	12%
Avastin®+	650	564	15
Herceptin®	338	329	3
Lucentis®	216	209	3
Xolair®	129	120	8
Tarceva®	119	102	17
Nutropin® Products	89	94	(5)
Thrombolytics®	68	67	1
Pulmozyme®	63	55	15
Raptiva®	28	27	4

Total U.S. product sales++	$2,351	$2,149	9

Net product sales to collaborators	185	294	(37)

Total product sales++	$2,536	$2,443	4

     37. On July 16, 2008, Janney Montgomery Scott LLC (“Janney”) published a research note concerning the Company’s second quarter results and strong prospects for the remainder of 2008. The report noted that that the Company’s overall U.S. product sales grew 7% sequentially to $2.35 billion. Royalty revenue from international product sales was up 29% for the quarter, “again receiving an extra boost from the weak dollar.” Janney wrote:
U.S. Avastin® sales increased 15% year-over-year and 8% sequentially, with the renewed “growth coming primarily from increased penetration in the targeted HER2-negative breast cancer arena (35% market share versus 25% prior to the formal label expansion) and a bump up in the first-line NSCLC setting, as well. U.S. Rituxan® sales checked in at $651 million, up and impressive 8% sequentially on stronger use in the rheumatoid arthritis setting.”
     38. Janney also reported that Lucentis® and Tarceva® sales were strong:
Lucentis® surprisingly demonstrated some strength, with an increase in its share of new-patient starts (45% vs. 40% previously) resulting in 9% sequential growth to $216 million.” Tarceva® sales also came in above expectations ($119 million versus our estimate of $114 million), driven by increased uptake in pancreatic cancer patients and a price increase earlier this year; we note that data from the important, Roche-sponsored SATURN study of Tarceva® as a maintenance therapy in the first-line setting is still expected by the

STOCKHOLDER’S CLASS ACTION COMPLAINT

end of 2008, as is the BETA-LUND study of the Avastin-Tarceva® combination in the second-line lung cancer setting.
     39. Janney also stated that “Avastin Adjuvant “C-08” Study Remains Genentech’s Most Meaningful Clinical Catalyst Over the Next 12-18 Months; Additional Clinical Catalysts Coming Into View.” Moreover, Janney reported that Genentech and its partners were moving forward with critical, new studies:
[The Company] continue[s] to proceed with multiple pivotal studies in the potentially lucrative adjuvant settings with Avastin in colorectal, lung and breast cancer; as a reminder, the Avastin Phase III ECOG 1505 study for adjuvant non-small cell lung cancer was initiated last year (at the “higher” 15 mg/kg dose), while both the ECOG 5103 and BEATRICE studies in HER2-negative adjuvant breast cancer commenced in late 20087. During the call, the company reiterated that the next interim analysis for the C-08 study, which is evaluating the addition of Avastin to the FOLFOX regimen in the adjuvant setting in 2,710 colon cancer patients, is set to take place in the fourth quarter, with final results now due in 2009.
     The Proposed Transaction
     40. On July 21, 2008, Roche offered to acquire the remaining portion of U.S. biotech firm Genentech (that it doesn’t already own) for approximately $43.7 billion, or $89 a share, in cash.
     41. The $89 per share offer, however, represents a premium of only 8.8 percent to Genentech’s previous closing price of $81.82 on Friday, July 18, 2008. On news of the Roche offer, the market reacted by boosting shares of Genentech by almost 15 percent, to $93.88 at the close of trading on Monday, July 21, 2008.
     42. Roche is highly motivated to acquire Genentech. Apart from the Company’s strong stable of well-received and profitable medications, Roche needs to bolster its own flagging profits. In fact, at the same time it announced the Proposed Transaction, Roche reported that first-half profit declined as governments stopped stockpiling Tamiflu, the influenza drug. Roche’s shares have decreased 8.2% this year. Moreover, the unprecedented weak dollar in comparison to European currencies, such as the Eurodollar and Swiss Franc, makes the transaction relatively simple to finance from Roche’s perspective.

STOCKHOLDER’S CLASS ACTION COMPLAINT

     43. To give the extremely modest premium represented by the Roche offer context, recent comparable transactions involving pharmaceutical and biotech companies have averaged premiums of approximately 63 percent.2
     44. The offer was met by a chorus of analysts who believed $89 per share consideration was opportunistic given economic and industry conditions. Oppenheimer & Co. analyst Bret Holley went so far as to say: “We believe Roche is attempting to capture Genentech’s significant future growth on the cheap.”
     45. In fact, at the close of trading on July 21, 2008, Genentech’s share price had risen almost 15 percent on news of the Roche offer. As Jay Markowitz, a research analyst at T. Rowe Price Associates (which owns 16.5 million shares of Genentech) stated, that kind of bump in share price is a message from the market: “I think the market is telling you that they view the offer as an inadequate reflection of Genentech’s value . . . .”3 Another analyst from Wegelin & Co. acknowledged that: “The timing looks opportune given the current low U.S. dollar.”
     46. Similarly, Geoffrey Porges of Sanford C. Bernstein reported over CNBC, on July 21, 2008, that the offer was “opportunistic” and the $89 per share Proposed Transaction was well below fair value in a change of control context. He stated that that an offer over $100 was more reasonable but not necessarily the highest that should be paid. To another media outlet, Reuters, Porges stated frankly that: “We believe this offer substantially undervalues Genentech.”
     47. Oppenheimer & Co. analyst Bret Holley went so far as to say: “We believe Roche is attempting to capture Genentech’s significant future growth on the cheap.”
     48. Rodman & Renshaw, LLC also issued a report within hours of announcement of the Proposed Transaction that referred to the $89 per share price as “laughable” and stated the following:

[2]	Cage, Sam, Roche offers to buy out Genentech for $43.7 billion, Reuters (July 21, 2008), available at http://biz. yahoo.com/rb/080721/roche.html?.v=10.

[3]	Beasley, Deena, Roche seen likely to raise bid for Genentech, Reuters (July 21, 2008), available at http://biz.yahoo.com/rb/080721/genentech_roche.html?.v=l.

STOCKHOLDER’S CLASS ACTION COMPLAINT

The premium offered to shareholders is, in our opinion, completely inadequate and unacceptable to DNA shareholders. Recall that we have derived a DCF-based price target of $90 DNA, based on what we consider to be reasonable, perhaps even conservative, expectations. We remind the reader that we have not included any of the adjuvant indications for Avastin® into consideration for the purposes of this analysis. Typically, takeover premiums in this sector run between 30%-50% (see Table 1). Based on the closing price of $81.82, this would place a takeover value on Genentech shares of between $106-$123. We would argue that, given the value of the Genentech franchise, a premium ought to be at the higher end of this range in order to be fair to all shareholders.
     49. The Proposed Transaction provides grossly inadequate consideration for Genentech shareholders. For example, shares of Genentech traded at almost $100 per share several years ago, approximately $10 per-share above the Proposed Transaction’s consideration. In addition, Genentech shares currently trade at approximately $93 per share, $4 per share above the Proposed Transaction’s consideration.
     50. BMO Capital Markets analyst Jason Zhang criticized the offer in relation to comparable transactions stating that: “Although there is not a perfect formula for biotech acquisitions, some of the recent deals pushed the price-to-sales-multiple to 10, exemplified by AstraZeneca’s acquisition of MedImmune.” Zhang calculated that a multiple of 10 times revenue would equate to a price of $118 per share for Genentech.
     51. The Roche offer fails to adequately value Genentech’s prospects, and represents nothing more than a keenly timed attempt to squeeze out the Company’s public shareholders. If the Proposed Transaction is consummated at a price which effectively offers Genentech’s shareholder no premium whatsoever, Roche will be able to keep for itself future profits which rightfully belong to Genentech’s shareholders.
     52. Indeed, while the Proposed Transaction represents no appreciable benefit for shareholders, the acquisition will represent a windfall for Roche. Not only will Roche be allowed to squeeze out Genentech’s public shareholders for a below market price, the Proposed Transaction will also generate pretax cost savings of roughly $750 million to $850 million annually and add considerably to earnings per share in the first year after the deal closes.

STOCKHOLDER’S CLASS ACTION COMPLAINT

     53. As JPMorgan analyst Geoffrey Meachem stated: “In our view, the financial/operational synergies are clear.” However, he cautioned temperance stating: “That said, we believe the offer substantially undervalues Genentech’s pipeline, particularly the Avastin® opportunity for adjuvant colon as well as breast, prostate and [non-small cell lung cancer].”
     54. In spite of the swift and overwhelmingly negative reaction of both Company shareholders and analysts, the Company announced that it would consider the Proposed Transaction.
     55. Specifically, rather than immediately rejecting the facially inadequate Proposed Transaction, Genentech announced as follows: “Genentech expects that a special committee of its Board of Directors, composed of the independent directors, will be convened promptly to determine what action to take with respect to the proposal.”
     56. The Company’s failure to summarily reject the offer may be rooted in the Company’s admission in its annual report, filed on February 28, 2008, that Roche controls its operations in many material respects:
Roche Holdings, Inc., our controlling stockholder, may seek to influence our business in a manner that is adverse to us or adverse to other stockholders who may be unable to prevent actions by Roche Holdings, Inc.
As our majority stockholder, RHI controls the outcome of most actions requiring the approval of our stockholders.
Our bylaws provide, among other things, that the composition of our Board of Directors shall consist of at least three directors designated by RHI, three independent directors nominated by the Nominations Committee, and one Genentech executive officer nominated by the Nominations Committee. Our bylaws also provide that RHI will have the right to obtain proportional representation on our Board until such time that RHI owns less than five percent of our stock. Currently, three of our directors—Mr. William Burns, Dr. Erich Hunziker, and Dr. Jonathan K. C. Knowles—also serve as officers and employees of Roche. As long as RHI owns in excess of 50 percent of our Common Stock, RHI directors will be two of the three members of the Nominations Committee. Our certificate of incorporation includes provisions related to competition by RHI affiliates with Genentech, offering of corporate opportunities, transactions with interested parties, intercompany agreements, and

STOCKHOLDERS CLASS ACTION COMPLAINT

provisions limiting the liability of specified employees. We cannot assure that RHI will not seek to influence our business in a manner that is contrary to our goals or strategies or the interests of other stockholders. Moreover, persons who are directors of Genentech and who are also directors and/or officers of RHI may decline to take action in a manner that might be favorable to us but adverse to RHI.
(Emphasis added).
     57. Following the Roche offer, analysts acknowledged the leverage Roche has over Genentech and its Board of Directors. As BMO Capital Markets analyst Jason Zhang noted: “Given that Roche already owns 56 percent of Genentech and it is unlikely any other big pharma company would bid for it, Roche will not have to pay the highest price.” In other words, the Company’s Board will be hard-pressed to exercise an objective analysis given Roche’s position of control and influence over the Genentech Board.
     58. In fact, due to the provisions of an agreement made with Roche in connection with the 1990 Genentech initial public offering (“IPO”), the Proposed Transaction is essentially a fait accompli. As the IPO registration statement states:
Business Combinations with Roche
Roche has agreed that as a condition to any merger of Genentech with Roche or its affiliates or the sale of substantially all of our assets to Roche or its affiliates, that either
— the merger or sale must be authorized by the favorable vote of a majority of the shares of common stock voting at any meeting not owned by Roche, provided that no person or group shall be entitled to cast more than 5% of the votes cast at the meeting; or
— in the event such a favorable vote is not obtained, the value of the consideration to be received by the holders of our common stock, other than Roche, shall be equal to or greater than the average of the means of the ranges of fair values for the common stock as determined by two investment banks of nationally recognized standing appointed by a committee of independent directors.
Roche has agreed that it will not sell any shares of our common stock in the 90 days immediately preceding any proposal by Roche for a merger with us.

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Genentech, Inc., Registration Statement (Form S-3), at 63 (June 14, 1999).4
     59. In other words, according to the agreement between Roche and Genentech, the Proposed Transaction will be consummated regardless of whether a majority of non-Roche shareholders fail to approve the Proposed Transaction. In the event that shareholders fail to approve the Proposed Transaction, Roche will simply have the ability to require the Board hire investment bankers to set the price to be paid for Genentech’s remaining shares. However, the reality of the situation is that, instead of risking a decision by the investment banks to put a lower price on Genentech’s shares than the deal price, Genentech would likely settle for a price within a few dollars of the deal price. This means that Genentech’s public shareholders have very little chance of receiving more than the proposed inadequate $89 per share, even if a majority of them vote against the Proposed Transaction. As Eric Schmidt, a biotech equities analyst for Cowen and Company stated: “That changes to whole dynamic of the negotiation and lowers by a significant amount the premium that’s going to have to be paid.”5
     60. The result of this agreement with Roche, along with Roche’s status as majority shareholder, is that Roche will be able to “fend off any competing offers from other bidders.” Id.
THE DEFENDANTS HAVE BREACHED THEIR FIDUCIARY DUTIES

[4]	The registration statement goes on to state that:
“Roche has also agreed that in the event of any merger of Genentech with Roche or its affiliates or sale of substantially all of our assets to Roche or its affiliates, each unvested option then outstanding under our stock option plans will either — be accelerated so that each option shall become exercisable immediately prior to the consummation of the transaction for the full number of shares of common stock covered by the option; — become exchangeable upon the consummation of the transaction for deferred cash compensation, which vests on the same schedule as the shares of common stock covered by the option, having a value equal to the product of (A) the number of shares covered by the option and (B) the amount which Roche, in its reasonable judgment, considers to be equivalent in value to the consideration per share received by holders of shares of common stock other than Roche in the transaction, minus the exercise price per share under the option; or — be canceled in exchange for a replacement option to purchase stock of the surviving corporation in the transaction with the terms of the option to provide value equivalent, as determined by Roche in its reasonable discretion, to that of the canceled option.”

[5]	Wohlsen, Marcus, Genentech mulls Roche offer as stock surges, Associated Press (July 21, 2008), available at http://biz.yahoo.com/ap/080721/roche_genentech.html?.v=4.

STOCKHOLDER’S CLASS ACTION COMPLAINT

     61. By the acts, transactions, and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme and/or aiding and abetting one another in total disregard of their fiduciary duties, are attempting to deprive plaintiff and the Class of the true value of their investment in the Company.
     62. The Proposed Transaction is wrongful, unfair and harmful to Genentech’s public stockholders, the Class members, and represents an attempt by defendants to aggrandize the personal and financial positions and interests of board members at the expense of and to the detriment of the stockholders of the Company. The Proposed Transaction will deny plaintiff and other Class members their rights to share appropriately in the true value of the Company’s assets and future growth in profits and earnings, while usurping the same for the benefit of Roche at an unfair and inadequate price.
     63. In light of the foregoing, the Director Defendants have breached their fiduciary duties to maximize stockholder value and have not fully informed themselves about whether greater value can be achieved through the sale of the Company to a third party in a manner designed to obtain the highest possible price for Genentech’s public stockholders.
     64. The Director Defendants’ fiduciary obligations under these circumstances require them to:
          a. Undertake an appropriate evaluation of Genentech’s worth as a merger candidate or in liquidation;
          b. Engage in a meaningful auction with third parties in an attempt to obtain the best value for Genentech’s public shareholders;
          c. Act independently so that the interests of Genentech’s public shareholders will be protected and enhanced;
          d. Undertake a valuation of the liquid value of Genentech’s assets were they to be disposed of piecemeal in a liquidation auction; and
          e. Disclose fully and completely all material information during consideration of the Proposed Transaction.

STOCKHOLDER’S CLASS ACTION COMPLAINT

     65. The terms of the Proposed Transaction as now proposed are unfair to the Class, and the unfairness is compounded by the disparity between the knowledge and information possessed by the Director Defendants by virtue of their positions of control of Genentech and that possessed by Genentech’s public shareholders.
     66. The Director Defendants’ failure to immediately reject the facially inadequate Proposed Transaction evidences their disregard for ensuring that shareholders receive adequate value for their stock. By failing to reject the Proposed Transaction outright defendants are artificially depressing the value of Genentech stock, thereby depriving plaintiff and the Class of the right to receive the maximum value for their shares.
     67. Defendants owe fundamental fiduciary obligations to Genentech’s stockholders to take all necessary and appropriate steps to maximize the value of their shares. The Director Defendants have the responsibility to act independently so that the interests of the Company’s public stockholders will be protected and to consider properly all bona fide offers for the Company and to immediately reject offers that are clearly not in the interest of shareholders, but instead, have been designed to benefit the Company’s majority shareholder. Further, the directors of Genentech must adequately ensure that no conflict of interest exists between the Director Defendants’ own interests and their fiduciary obligations to maximize stockholder value or, if such conflicts exist, to ensure that all such conflicts will be resolved in the best interests of the Company’s stockholders. This is especially true where 3 of 7 Company board members are appointees of Roche.
     68. Because the Director Defendants dominate and control the business and corporate affairs of Genentech and because they are in possession of private corporate information concerning Genentech’s assets, businesses and future prospects, there exists an imbalance and disparity of knowledge of economic power between defendants and the public stockholders of Genentech. This discrepancy makes it grossly and inherently unfair for the special committee — whose identity has not been disclosed to Genentech shareholders — to continue to consider the Proposed Transaction.

STOCKHOLDER’S CLASS ACTION COMPLAINT

     69. The Director Defendants have breached their fiduciary and other common law duties owed to plaintiff and other members of the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Class.
     70. Plaintiff seeks preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving plaintiff and the Class of their rights to realize a full and fair value for their stock at a premium over the market price and to compel defendants to carry out their fiduciary duties to maximize shareholder value.
     71. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.
     72. Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class and will not only prevent the sale of Genentech at a substantial premium, but facilitate the sale at an unfair price to a pre-ordained buyer, all to the irreparable harm of plaintiff and other members of the Class.
     73. Plaintiff and the Class have no adequate remedy at law.
COUNT I
Breach of Fiduciary Duty
     74. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.
     75. By reason of the foregoing, the defendants have breached their fiduciary duties to plaintiff and the Class under Delaware law or aided and abetted in the breach of those fiduciary duties. Specifically, defendants have breached their duty of care by failing to consider any alternative whatsoever for Genentech other than the sale to the Company’s largest shareholder Roche, and have failed to consider selling Genentech to another buyer or having it remain independent.
COUNT II
Claim for Aiding and Abetting Breaches of
Fiduciary Duty Against Defendant Roche

STOCKHOLDER’S CLASS ACTION COMPLAINT

     76. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.
     77. Defendant Roche aided and abetted the Director Defendants in breaching their fiduciary duties owed to the public shareholders of Genentech, including plaintiff and the members of the Class.
     78. The Director Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.
     79. By committing the acts alleged herein, the Director Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.
     80. Roche colluded in or aided and abetted the Director Defendants’ breaches of fiduciary duties, and was an active and knowing participant in the Director Defendants’ breaches of fiduciary duties owed to plaintiff and the members of the Class.
     81. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.
          WHEREFORE, plaintiff demands judgment as follows:
          a. Declaring that this action is properly maintainable as a class action and certifying plaintiff as the representative of the Class;
          b. Preliminarily and permanently enjoining defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Proposed Transaction;
          c. Declaring that the Proposed Transaction is in breach of the fiduciary duties of the defendants and, therefore, any agreement arising therefrom is unlawful and unenforceable;
          d. In the event that the Proposed Transaction is consummated, rescinding it and setting it aside;
          e. Awarding compensatory damages against defendants, jointly and severally, in an amount to be determined at trial, together with pre-judgment and post-judgment interest at the maximum rate allowable by law;

STOCKHOLDER’S CLASS ACTION COMPLAINT

          f. Requiring the Director Defendants to conduct a fair process to evaluate the Company’s value maximizing strategic alternatives;
          g. Directing that defendants account to plaintiff and the Class for all damages caused to them and account for all profits and any special benefits obtained by defendants as a result of their unlawful conduct;
          h. Awarding plaintiff and the Class pre- and post-judgment interest at the statutory rate;
          i. Enjoining, temporarily and permanently, any material transactions or changes to Genentech’s business and assets unless and until a proper process is conducted to evaluate Genentech’s strategic alternatives;
          j. Awarding plaintiff his costs and disbursements, including reasonable allowances for fees of plaintiff’s counsel and reimbursement of expenses; and
     Granting plaintiff and the Class such other and further relief as the Court may deem just and proper.
JURY TRIAL DEMANDED
     Plaintiff demands a trial by jury.

DATED: July 23, 2008	WOLF HALDENSTEIN ADLER FREEMAN & HERZ LLP FRANCIS M. GREGOREK BETSY C. MANIFOLD RACHELE R. RICKERT
/s/ Betsy C. Manifold
BETSY C. MANIFOLD
750 B Street, Suite 2770
San Diego, CA 92101
Telephone: 619/239-4599
Facsimile: 619/234-4599

WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP
270 Madison Avenue
New York, New York 10016
Telephone: 212/545-4600
Facsimile: 212/545-4653

STOCKHOLDER’S CLASS ACTION COMPLAINT

LAW OFFICES OF MARC S. HENZEL Marc S. Henzel, Esq. 273 Montgomery Avenue, Suite 202 Bala Cynwyd, PA 19004 Telephone: 610/660-8000 Facsimile: 610/660-8080 Attorneys for Plaintiff

GENENTECH:16219

STOCKHOLDER’S CLASS ACTION COMPLAINT